FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 27, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolution to convene the 2012 Annual General Shareholders’ Meeting”, dated March 27, 2012.

2.	Taiwan Stock Exchange filing entitled, “The capital expenditure budget approved by the Board”, dated March 27, 2012.

3.	Taiwan Stock Exchange filing entitled, “To announce the disposal of common stock of BriVision Optronics (L) Corp. on behalf of AU Optronics (L) Corp. (“AULB”), a subsidiary of AUO”, dated March 27, 2012.

4.	Taiwan Stock Exchange filing entitled, “The Board resolution of issuance of new common shares in private placement (“Private Placement Shares”)”, dated March 27, 2012.

5.	Taiwan Stock Exchange filing entitled, “The Board resolution of issuance of new common shares for cash to sponsor issuance of the overseas depositary shares (“DR Offering”)”, dated March 27, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: March 27, 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

March 27, 2012

English Language Summary

Subject:	The Board resolution to convene 2012 Annual General Shareholders’ Meeting

Regulation:	Published pursuant to Article 2-17 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/03/27

Content:

1.	Date of the board of directors resolution: 2012/03/27

2.	Date for convening the shareholders’ meeting: 2012/06/13

3.	Location for convening the shareholders’ meeting:

No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.

(Meeting Room in the Central Taiwan Science Park Administration)

4. Cause or subjects for convening the meeting:

A. Report items:

(1)	To report the business of 2011

(2)	Audit Committee’s review report

(3)	To report of the investments in China in 2011

B. Acceptance items:

(1)	To accept 2011 Business Report and Financial Statements

(2)	To accept the appropriation of retained earnings for 2011 losses

C. Discussion items:

(1)	To approve the revisions to Articles of Incorporation

(2)	To approve the revisions to “Handling Procedures for Acquisition or Disposition of Assets”, “Handling Procedures for Providing Endorsements and Guarantees for Third Parties”, and “Handling Procedures for Capital Lending”

(3)	To approve the proposal of releasing Directors from competition restrictions

(4)	To approve issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares in private placement

5.	Book closure starting date: 2012/04/15

6.	Book closure ending date: 2012/06/13

7.	Any other matters that need to be specified:

(1)	The 2012 Submission Period of shareholder proposals pursuant to the ROC Company Law is from April 6, 2012 to April 16, 2012.

(2)	Pursuant to the Company’s Articles Of Incorporation and Section 4.16(b) of Amendment No. 1 and Section 4.17(b) of Amendment No. 1 to the Deposit Agreement between the Company and Citibank, N.A., as Depositary, dated February 15, 2006, any proposal submitted by ADR holders must be received by the Depositary 2 business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 6, 2012 to April 12, 2012. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).

AU Optronics Corp.

March 27, 2012

English Language Summary

Subject:	The capital expenditure budget approved by the Board

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/03/27

Content:

1.	Date of occurrence of the event: 2012/03/27

2.	Company name: AU Optronics Corp. (the “Company”)

3.	Relationship to the Company (please enter “head office” or “affiliate company”):

head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

To explain the capital expenditure budget approved by the Board.

6.	Countermeasures: N/A

7. Any other matters that need to be specified:

(1)	The Board of the Company approved the amount of NT$1.467 billion in capital expenditure budget for the Company and its subsidiaries. The capital expenditures will be mainly used to adjust product mix, upgrade product specification, enhance product quality, and adjust the investment of G8.5 LCD fab in China.

(2)	The budget execution mentioned above (note 7.1) will be subject to customer demand and market situation. The actual amount that the Company will pay will be subject to the execution progress of the main items mentioned above (note 7.1) and the vendor payment terms.

(3)	On a consolidated basis, the fixed assets the Company acquired and paid for amounted of NT$56.92 billion in 2011.

AU Optronics Corp.

March 27, 2012

English Language Summary

Subject:	To announce the disposal of common stock of BriVision Optronics (L) Corp. on behalf of AU Optronics (L) Corp. (“AULB”), a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/03/27

Content:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield):

Common stock of BriVision Optronics (L) Corp.

2.	Date of occurrence of the event: 2012/03/27

3.	Volume, unit price, and total monetary amount of the transaction:

Volume: 5,150 thousand shares

Unit price and Total monetary amount:

To be negotiated with the counterpart

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Wistron Corporation; N/A

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

To be negotiated with the counterpart

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The Board of AU Optronics Corp. resolved to sell common stocks of BriVision Optronics (L) Corp. and authorize the chairman of negotiated prices in a certain authorization.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

Current cumulative volume: None

Current cumulative amount: None

Shareholding percentage of the holding: None

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Current ratio of securities investment (including the current trade) to the total assets of AULB: 36.81%

Current ratio of securities investment (including the current trade) to the shareholder’s equity of AULB: 91.34%

Operating capital of AULB: USD 121,270 thousand

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposition: To liquidate asset.

15.	Net worth per share of company underlying securities acquired or disposed of: USD 0.84

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified:

The disposal is subject to the authority’s approval.

AU Optronics Corp.

March 27, 2012

English Language Summary

Subject:	The Board resolution of issuance of new common shares in private placement (“Private Placement Shares”).

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/03/27

Content:

1.	Date of the board of directors resolution: 2012/03/27

2.	Types of the private placement: Common shares

3.	Buyers of the private placement and their relationships with the company:

The investors to subscribe to the Private Placement Shares shall meet the qualifications listed in Article 43-6 of the Securities and Exchange Law and the Board is fully authorized to determine the specific investor(s).

4.	Number of shares or bonds privately placed:

Issuance of new common shares for cash to sponsor issuance of the overseas depositary shares (“DR Offering”) and/or the Private Placement Shares shall be within the limit of 800,000,000 common shares

5.	Total monetary amount of the private placement:

Issuance of new common shares for cash to sponsor the DR Offering and/or the Private Placement Shares shall be within the limit of 800,000,000 common shares

6.	The pricing basis of private placement and its reasonableness:

(a)	The subscription price of the Private Placement Shares shall be no less than 80% of either of the following reference prices:

(x)	The simple average closing price of the Company’s common shares for 1, 3 or 5 trading days prior to the pricing date, after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends.

(y)	The simple average closing price of the Company’s common shares for 30 trading days prior to the pricing date, after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends.

(b)	The actual subscription price shall be determined by the Board and shall be no less than the par value. As subscription price of the Private Placement Shares will be determined with reference to the price of the Company’s common shares and in accordance with the regulations governing public companies issuing shares in private placement, thus, subscription price of the Private Placement Shares should be reasonable.

7.	Use of the funds raised in the private placement:

To build the new technology (e.g. AMOLED) and capacity, enrich working capital, have sound financial structure and/or support the company’s long term development funding needs.

8.	Reasons for conducting non-public offerings:

Considering the effectiveness and convenience for issuance of the Private Placement Shares and/or to accommodate the Company’s development planning, including inviting the strategic investor(s), it is necessary to issue the Private Placement Shares.

9.	Objections or qualified opinions from independent Board of Directors: None

10.	Date of pricing: To be determined

11.	Recommended price: To be determined

12.	Shares price, conversion or subscription price: To be determined

13.	Rights and obligations of the new private placement shares:

Except that the Private Placement Shares are subject to the selling restrictions within three years after issuance, the Private Placement Shares will have the same rights and obligations as the Company’s existing issued and outstanding common shares.

14.	The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A

15.	Possible dilution of equity, if conversion, exchange, or subscription rights are attached: N/A

16.	Any other matters that need to be specified:

It will be proposed that the shareholders meeting to authorize the Board of Directors, within the limit of 800,000,000 common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising method(s), to issue new commons shares for cash to sponsor DR Offering and/or issue Private Placement.

AU Optronics Corp.

March 27, 2012

English Language Summary

Subject:	The Board resolution of issuance of new common shares for cash to sponsor issuance of the overseas depositary shares (“DR Offering”)

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/03/27

Content:

1.	Date of the board of directors resolution: 2012/03/27

2.	Source of capital increase funds:

Issuance of new common shares for cash to sponsor the DR Offering

3.	Number of shares issued:

Issuance of new common shares for cash to sponsor the DR Offering and/or Private Placement shares shall be within the limit of 800,000,000 common shares

4.	Par value per share: NTD 10

5.	Total monetary amount of the issue: To be determined

6.	Issue price: To be determined

7.	Number of shares subscribed by or allotted to employees:

10%-15% of the new common shares shall be allocated for the employees’ subscription

8.	Number of shares publicly sold: To be determined

9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders:

Rights to subscribe to the remaining shares shall be waived by the shareholders and such remaining shares should be offered to the public under Article 28-1 of the Securities and Exchange Law as the underlying shares of the global depositary shares to be sold in the DR Offering.

10.	Method of handling fractional shares and shares unsubscribed by the deadline:

Any new common shares not subscribed by employees of the Company shall be determined by the Chairman, depending on the market needs, to be allocated as underlying shares of the global depositary shares or to be subscribed by the designated person(s).

11.	Rights and obligations of the newly issued shares:

The new common shares to sponsor the DR Offering will have the same rights and obligations as the Company’s existing issued and outstanding common shares.

12.	Utilization of the funds from the capital increase:

To build the new technology (e.g. AMOLED) and capacity, enrich working capital, have sound financial structure and/or support the company’s long term development funding needs.

13.	Any other matters that need to be specified:

It will be proposed that the shareholders meeting to authorize the Board of Directors, within the limit of 800,000,000 common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising method(s), to issue new commons shares for cash to sponsor DR Offering and/or issue Private Placement.